

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 16, 2011

<u>Via E-mail</u>
Mr. Brad W. Buss
Executive Vice President, Finance and Administration
and Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

> **Re:** **Cypress Semiconductor Corporation**
> **Form 10-K for the fiscal year ended January 2, 2011**
> **Filed February 25, 2011**
> **File No. 001-10079**

Dear Mr. Buss:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian R. Cascio

Brian R. Cascio
Accounting Branch Chief